EXHIBIT 99.1

Profound Medical Announces Nasdaq Listing

TORONTO, Oct. 28, 2019 (GLOBE NEWSWIRE) -- Profound Medical Corp. (TSX:PRN; OTCQX:PRFMD) (“Profound” or the “Company”) today announced that The Nasdaq Stock Market LLC (“Nasdaq”) has certified the Company’s common shares for listing on the Nasdaq Capital Market. Profound’s common shares are expected to commence trading on Nasdaq on October 29, 2019 under the symbol “PROF.”

Profound’s common shares will continue to trade uninterrupted on the Toronto Stock Exchange under the symbol “PRN.” Following the commencement of trading of its common shares on Nasdaq, Profound’s common shares will be delisted from the OTCQX.

“The United States is a key target market for the TULSA-PRO® system, which recently received 510(k) clearance from the U.S. Food and Drug Administration, and many of our shareholders are U.S.-based,” said Profound’s CEO, Dr. Arun Menawat. “As we launch TULSA-PRO® in the U.S., we view this Nasdaq listing as a natural extension of our growth plan.”

About Profound Medical Corp.

Profound develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. We believe TULSA-PRO® is demonstrating to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (BPH). TULSA-PRO® is CE marked and received 510(k) clearance from the U.S. Food and Drug Administration in August 2019.

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China Food and Drug Administration for the non-invasive treatment of uterine fibroids. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This news release includes forward-looking statements regarding Profound and its business which may include, but are not limited to, statements with respect to the Company’s listing of its common shares on Nasdaq and the efficacy of its technology in the treatment of prostate cancer, uterine fibroids and palliative pain treatment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks the pharmaceutical industry, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849